UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VIASAT, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92552V100

(CUSIP Number)

Jeff Davis
Chief Legal & Corporate Affairs Officer
Ontario Teachers’ Pension Plan Board
160 Front Street West, Suite 3200
Toronto, Ontario M5J 0G4
Canada
(416) 228-5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Ontario Teachers’ Pension Plan Board
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,545,334
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,545,334
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,545,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 6.69%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 127,779,170 shares of Common Stock outstanding as of July 26, 2024, as disclosed by Viasat, Inc. (the “Issuer”) in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2024.

Item 1. Security and Issuer

This Amendment No. 1 (this “Statement”) amends and supplements the Schedule 13D, originally filed on June 9, 2023, as amended (the “Schedule 13D”). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 2. Identity and Background

This Amendment amends and restates Item 2(b) - (c) of the Original Schedule 13D in its entirety as set forth below:

(b) The address of the principal business and principal office of the Reporting Person is 160 Front Street West, Suite 3200, Toronto, Ontario M5J 0G4.

(c) The Reporting Person’s principal business is administering, investing and managing the pension funds of active and retired teachers in Ontario, Canada. The name, business address, present principal occupation and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A, respectively.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the following at the end thereof:

Rule 144 Sale

On August 12, 2024, certain of the Investor Sellers sold an aggregate of 11,245,769 shares of Common Stock in an unregistered block sale transaction pursuant to Rule 144 under the Securities Act of 1933, as amended, at a net price per share of $19.90 (the “Block Sale”).  The Reporting Persons sold an aggregate of 2,811,442 shares of Common Stock pursuant to the Block Sale.

The Block Sale was consummated as part of the Reporting Persons normal course evaluation of its investment. The Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing their return on such investment. Subject to market conditions, valuations, regulatory approvals and any other approvals, the Reporting Persons may acquire additional securities of the Issuer or dispose of any or all securities of the Issuer in open market transactions, privately negotiated transactions or otherwise.

In exploring ways to maximize the return on its investment, and as part of its ongoing investment activities, the Reporting Persons may engage in discussions with representatives of the Issuer and/or with other holders of the Issuer’s securities and, from time to time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, corporate governance, capital structure or its control, strategic alternatives and direction. To facilitate its consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action, before forming any intention to pursue any particular plan or direction.

Each Reporting Person may, at any time, and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained in Items 5(a) - (d) is hereby amended and restated in its entirety.

(a) The responses to Item 7-13 on each of the cover pages of this statement on Schedule 13D are incorporated herein by reference.

(b) After giving effect to closing of the Block Sale, OTPP directly holds 8,545,334 shares of Common Stock.

As a result of the Coordination Agreement described in Item 6, the Investor Sellers may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Such “group” would beneficially own an aggregate of 34,181,334 shares of Common Stock, representing 26.75% shares of Common Stock outstanding as of July 26, 2024, based on information provided by the Issuer. The securities reported herein by the Reporting Persons do not include any Common Stock beneficially owned by the other parties to the Stockholders Agreement or the Coordination Agreement not included as Reporting Persons on this Schedule 13D (the “Other Shares” and “Other Parties,” respectively). The Other Parties have been notified that they may need to file separate beneficial ownership reports with the SEC related to their beneficial ownership of the Other Shares and membership in the “group” described herein. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of Other Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

(d) Pursuant to the Coordination Agreement among OTPP, the Reporting Persons and Other Parties, the Reporting Persons collectively sold 11,245,769 shares of Common Stock in the Block Sale for $19.90 per share. The Reporting Persons have not otherwise transacted in the Issuer’s securities within the prior 60 days.

To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person identified in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 5 of this Statement is herein incorporated to the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2024

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	/s/ Jonathan Law
Name:	Jonathan Law
Title:	Managing Director, Corporate & Investments Compliance

Schedule A

Board of Directors

Name	Business Address	Principal Occupation or Employment	Citizenship
Cindy Lou Forbes	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Board Member	Canadian
Cathryn Elizabeth Cranston	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Board Member	Canadian
Patricia Anne Croft	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Board Member	Canadian
Steven Robert McGirr	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Board Member	Canadian
Melville George Lewis	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Board Member	Canadian
Gene Lewis	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Board Member	Canadian
Monika Federau	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Board Member	Canadian
Deborah Stein	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Board Member	Canadian
Timothy Hodgson	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Board Member	Canadian
Thomas Wellner	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Board Member	Canadian
Martine Irman	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Board Member	Canadian
Jaqui Parchment	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Board Member	Canadian

Executive Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
Tracy Lee Abel	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Chief Operations Officer	Canadian
Gillian Margaret Boyd Brown	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Chief Investment Officer, Public and Private Investments	Canadian
William Dale Burgess	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Executive Managing Director, Infrastructure & Natural Resources	Canadian
Jeffrey Michael Davis	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Chief Legal & Corporate Affairs Officer	Canadian
Stephen Frederick James McLennan	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Chief Investment Officer, Asset Allocation	Canadian
Mabel Wong	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Chief Financial Officer	Canadian
Olivia Penelope Steedman	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Executive Managing Director, Teachers’ Venture Growth	Canadian
Andrew Jonathan Mark Taylor	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	President & Chief Executive Officer	United Kingdom
Beth Ellen Tyndall	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Chief People Officer	Canadian
Kathryn Ruth Fric	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Chief Risk Officer	Canadian

Nicolas Jansa	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Executive Managing Director, Europe, the Middle East and Africa	United Kingdom
Sharon Lynn Chilcott	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Chief of Staff	Canadian
Jonathan Hausman	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Chief Strategy Officer	Canadian
Charley Butler	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Chief Pension Officer	United Kingdom
Romeo Leemrijse	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Executive Managing Director, Equities	Canadian
Stephen Saldanha	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Executive Managing Director, Total Fund Management	Canadian
Bernard Luis Grzinic	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Executive Managing Director, Capital Markets	Canadian
Pierre Cherki	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Executive Managing Director, Real Estate	Canadian
Bruce Ross Crane	160 Front Street West, Suite 3200, Toronto, ON M5J 0G4	Executive Managing Director, Asia Pacific	American